Exhibit 99.1

ASX, Nasdaq and Media Release

3rd September, 2024

Opthea to Participate in H.C. Wainwright 26th Global Investment Conference and Cantor 2024 Global Healthcare Conference

Melbourne, Australia, and Princeton, NJ, US, September 3, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that management will present and participate in one-on-one investor meetings at the following two investor conferences in September 2024:

H.C. Wainwright 26th Annual Global Investment Conference

Presentation: Monday, September 9, 2024, 7:00 AM ET

Presenter: Frederic Guerard, PharmD, CEO

The webcast will be accessible via the link:
https://journey.ct.events/view/19df556a-f376-4c6d-af5b-d8220d561640

Cantor 2024 Global Healthcare Conference

Presentation: Thursday, September 17, 2024, 8:35 AM ET

Presenter: Frederic Guerard, PharmD, CEO

The webcast will be accessible via the link: https://wsw.com/webcast/cantor22/register.aspx?conf=cantor22&page=opt&url=https://wsw.com/webcast/cantor22/opt/1938033,

The webcasts of both presentations can also be accessed under “Events & Presentations” in the Investor Relations section of the Company’s website, www.opthea.com.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Fred Guerard, PharmD, CEO, Opthea

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited